                    U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:  3235-0104
                                                   Expires:  April 30, 1997
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

   (Print or Type Responses)
1. Name and Address of Reporting Person*

  Mack                               David                           S.
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  (Last)                             (First)                         (Middle)

  c/o Mack-Cali Realty Corporation
  11 Commerce Drive
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                                    (Street)

  Cranford                           NJ                               07016
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  (City)                             (State)                          (Zip)

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2. Date of Event Requiring Statement (Mo/Day/Yr)

  12/11/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Mack-Cali Realty Corporation (CLI)

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5. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


                  Director                         10% Owner
           -----                           ------

                  Officer (give              X     Other (Specify
           -----           title below)    ------         below)


                           Member of Advisory Board
                      ----------------------------------


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6. If Amendment, Date of Original   (Month/Day/Year)


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7. Individual or Joint/Group
   Filing (Check Applicable Line)
   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person

                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------


--------------------------    ---------------------------      -----------------        ------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                         (Over)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
                                     cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration     (Instr. 4)                          Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)     (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                    (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
Units of Limited Partnership
Interest (1)                      (1)              Common Stock              763,294                 D
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
                                                                                                                     David Mack,
Units of Limited Partnership                                                                                         Charitable
Interest (1)                      (1)              Common Stock               39,495                 I               Trust A
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
Units of Limited Partnership                                                                                         David Mack,
Interest (1)                      (1)              Common Stock               23,874                 I               4/30/92 Trust
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
Series B Preferred Units of
Limited Partnership Interest (2)  (2)              Common Stock              (2)                     D
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
                                                                                                                     David Mack,
Series B Preferred Units of                                                                                          Charitable
Limited Partnership Interest (2)  (2)              Common Stock              (2)                     I               Trust A
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------
Series B Preferred Units of                                                                                          David Mack,
Limited Partnership Interest (2)  (2)              Common Stock              (2)                     I               4/30/92 Trust
-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------- --------------- --------------- -------------

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. The Units shall be redeemable on a one-for-one basis for shares of Common Stock beginning on December 11, 1998. 425,695 of the reporting person's 763,294 Units are contingent and will convert, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units.

(2) The Series B Preferred Units of Limited Partnership interest (the "Series B Preferred Units") are immediately convertible into Units. 1,455 of the reporting person's 48,511 Series B Preferred Units are contingent and will convert, in whole or in part, into ordinary Series B Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series B Preferred Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. Currently, the reporting person's 47,056 ordinary Series B Preferred Units are convertible into 1,358,036 Units, the 2,535 Series B Preferred Units held by the Charitable Trust are convertible into 73,160 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock beginning on December 11, 2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                              /s/ David S. Mack                February 27, 1998
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                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.